August 21, 2019

Via EDGAR

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Laura Nicholson and J. Nolan McWilliams

Re:	Arcadia Biosciences, Inc.
Registration Statement on Form S-1
Filed July 26, 2019
File No. 333-232858

Dear Ms. Nicholson and Mr. McWilliams:

This letter is submitted on behalf of Arcadia Biosciences, Inc. (the “Company”) in response to the comment letter (“Comment Letter”) dated August 6, 2019 issued by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced registration statement on Form S-1 (“Registration Statement”), filed by the Company with the Commission on July 26, 2019. The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the Staff’s comment, as reflected in the Comment Letter, is reproduced below, and the corresponding response of the Company follows the text of such comment.

Form S-1

Description of Our Capital Stock. page 5

1.

Refer to Article X Paragraph F of your Amended and Restated Certificate of Incorporation, which identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including “any derivative action.” Please describe here the exclusive forum provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. We note in this regard that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. To the extent this provision applies to claims under the Securities Act, please add a risk factor describing the attendant risks, and state in the prospectus that there is uncertainty whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of Amendment No. 1.

Please contact me at (916) 558-6164 if you have any questions or require any additional information in connection with this letter or Amendment No. 1.

Very truly yours,

/s/ Michael De Angelis
Michael De Angelis

cc:	Matthew Plavan (Arcadia Biosciences, Inc.)